UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

December 21, 2018

Reference:  Closing of the sale of CAM Chile SpA and CAM Servicios del Peru S.A.

Dear Sirs,

We hereby inform that today, Graña y Montero S.A.A. ("G&M") formally initiated the procedure of direct dealing with the Peruvian State in order to resolve the controversy regarding the unpaid debt maintained by the Peruvian State with Gasoducto Sur Peruano S.A. ("GSP") for the net book value of the assets of the concession of the project called “Improvements to the Energy Security of the Country and Development of the Peruvian Southern Gas Pipeline” that the Peruvian State must pay to GSP - as the concessionaire of the aforementioned project - pursuant to the clause 20 of the corresponding concession contract. G&M has been forced to make this determination due to the inaction of the rest of the shareholders of GSP, of GSP company, and of the Peruvian State for almost two years since the termination of the concession.

On the one hand, GSP has not adopted any legal measure to demand the payment of what is owed in defense of its assets, this inaction has occurred despite the efforts made by G&M, minority partner of the company, in order to adopt the corresponding agreements by the General Shareholders Meeting of GSP. On the other hand, the Peruvian State has refused to pay the amount owed to GSP and to recognize the value of the assets it has in custody to date.

G&M is entitled to initiate direct dealing under numeral 4 of Article 1219 of the Peruvian Civil Code that authorizes the creditor to exercise the rights of its debtor, either in the way of action or to assume its defense.

Finally, we trust that the direct dealing will open a space to promote a solution to the controversy that allows the Peruvian State to avoid costly and unnecessary litigation and the GSP company to receive the money to pay its debts and reconstitute the chain of payments.

Sincerely,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: December 21, 2018